UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report:  January 28, 2010
Commission file number 1-12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

Item 1 — Information Contained in this Form 6-K Report
     On January 27, 2010, the Indenture dated as of June 22, 2001, and governing the terms of the Company’s outstanding 8.875% Senior Notes due July 15, 2011 (the “Notes”), as amended by the First Supplemental Indenture dated as of December 6, 2001, each between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee (the “Trustee”), was further amended by the Second Supplemental Indenture, between the Company and the Trustee. The Second Supplemental Indenture amended the Indenture by eliminating or making less restrictive certain restrictive covenants, eliminating certain events of default, eliminating certain covenants relating to the merger and consolidation of the Company and amending certain related provisions of the Indenture governing the Notes. Sections of the Indenture amended by the Second Supplemental Indenture include the following:
•	Section 5.01 Events of Default.
•	Section 8.01 The Company May Consolidate, Etc. Only on Certain Terms.
•	Section 10.04 Corporate Existence.
•	Section 10.05 Maintenance of Properties.
•	Section 10.06 Payment of Taxes and Other Claims.
•	Section 10.07 Maintenance of Insurance.
•	Section 10.08 Limitation on Liens.
     The amendments do not relieve the Company from its obligation to make scheduled payments of principal and interest on the remaining outstanding Notes in accordance with the terms of the Indenture. A copy of the Second Supplemental Indenture is attached to this Report on Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: January 28, 2010	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)